Exhibit 99.110

ImmunoPrecise Antibodies and Mila Announce Strategic AI Partnership

VICTORIA, BC, Nov. 3, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF) (FSE: TQB2), a leader in full-service, therapeutic antibody discovery and development, today announced a research partnership with Mila, a world-renowned research institute dedicated to artificial intelligence (AI) development and focused on deep learning optimization for AI and machine language learning.

ImmunoPrecise and Mila will collaborate on research and talent development initiatives as the Company continues to advance next generation innovation in therapeutics. The collaboration will leverage data and artificial intelligence to transform how novel therapeutics are discovered and developed. Founded by Professor Yoshua Bengio, co-recipient of the 2018 Turing Prize, the Mila Institute is recognized worldwide for its significant contributions in the field of deep learning and has established itself in the fields of language modeling, machine translation, object recognition, and generative design.

“This partnership opens up an exciting opportunity for AI to tap into unexplored datasets generated by ImmunoPrecise’s effective and high-throughput therapeutic antibody discovery platforms, to contribute to the design of new therapeutics against life-threatening diseases that challenge humanity,” stated Mila Founder, Yoshua Bengio.

“This partnership reflects IPA’s deep-seeded commitment to innovation,” said Dr. Jennifer Bath, CEO of ImmunoPrecise. “Combining our efforts with the world-renowned talent at Mila catalyzes our advancements beyond the traditional life science model, as we continue to embrace the future of therapeutic discovery to accelerate the commercialization of life saving therapeutics.”

This partnership comes on the heels of ImmunoPrecise engaging LaPorte Expert Conseil Inc., with whom the Company has recently completed a feasibility study for the design of a Good Manufacturing Practices (GMP) facility. ImmunoPrecise’s partnerships with Mila and LaPorte were facilitated by Montréal International, an economic promotion agency focused on the growth of Greater Montréal, as a part of Montréal International’s ongoing efforts to support ImmunoPrecise in leveraging unique life science and technology partnerships.

About Mila

Founded in 1993 by Professor Yoshua Bengio of the Université de Montréal, Mila is a research institute in artificial intelligence which rallies 500 researchers specializing in the field of deep learning. Based in Montréal, Mila’s mission is to be a global pole for scientific advances that inspires innovation and the development of AI for the benefit of all.

Since 2017, Mila is the result of a partnership between the Université de Montréal and McGill University, closely linked with Polytechnique Montréal and HEC Montréal, and gathers in its offices a community of professors, students, industrial partners and startups working in AI, making the institute the world’s largest academic research center in deep learning.

Mila, a non-profit organization, is recognized globally for its significant contributions to the field of deep learning, Mila has distinguished itself in the areas of language modelling, machine translation, object recognition and generative models.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended July 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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For further information: For investor relations please contact: Frederic Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:30e 03-NOV-20